U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

September, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

September 6, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2005

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at June 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	June 30, 2005	Dec. 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$ 4,083,108	$ 4,616,407
Accounts receivable and prepaids	18,818	166,960
	4,101,926	4,783,367

Property, Plant and Equipment	23,480	29,560
	$ 4,125,406	$ 4,812,927

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 139,777	$ 151,001

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2004: 95,969,105)	44,075,384	44,075,384

Deficit	(40,089,755)	(39,413,458)
	3,985,629	4,661,926
	$ 4,125,406	$ 4,812,927

APPROVED BY THE DIRECTORS

John Nicholls, Director	Cecil R. Bond, Director

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months ended June 30, 2005 and 2004
and the Six Months ended June 30, 2005 and 2004
			Three Months ended June 30		Six Months ended June 30
			2005	2004	2005	2004
Income:
	Interest income and other		$ 23,180	$ 78,566	$ 48,886	$ 168,303
	Foreign exchange gain / (loss)		3,801	(437,461)	3,475	(238,794)
			$ 26,981	$ (358,895)	$ 52,361	$ (70,491)

Expenses:
	Accounting and audit		28,530	16,009	44,058	48,408
	Arbitration Expenses		-	53,351	-	131,926
	Bank charges		981	1,134	2,588	2,850
	Depreciation		3,040	3,647	6,080	7,105
	Directors' fees		18,750	26,749	37,500	39,249
	Insurance		2,725	21,738	17,131	41,760
	Legal		13,796	17,116	41,559	47,156
	Management and consulting fees		35,280	53,064	97,945	566,410
	Office		3,110	9,124	7,654	15,228
	Project assessment	Note 2	94,784	237,370	123,265	479,121
	Rent		16,090	14,216	32,959	31,744
	Salaries and benefits		109,059	112,100	223,415	226,048
	Shareholder communications		39,563	19,275	41,123	34,330
	Telecommunications		7,179	3,273	8,648	7,506
	Transfer agent and stock exchange		14,744	16,389	31,134	34,025
	Travel		-	62,146	13,599	86,614

			$ 387,631	$ 666,701	$ 728,658	$ 1,799,480

Loss for the period			$ (360,650)	$ (1,025,596)	$ (676,297)	$ (1,869,971)

Deficit,	beginning of period		$ (39,729,105)	$ (37,109,581)	$ (39,413,458)	$ (36,265,206)

Deficit,	end of period		$ (40,089,755)	$ (38,135,177)	$ (40,089,755)	$ (38,135,177)

Basic & Diluted Loss per
Common Share			($0.005)	($0.01)	($0.01)	($0.02)

Weighted Average Number of Common Shares Outstanding			95,969,105	95,969,105	95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2005 and 2004 and the Six Months ended June 30, 2005 and 2004
	Three Months Ended June 30		Six months ended June 30
Cash Provided From (Used For):	2005	2004	2005	2004
Operating Activities
Loss for the period	$ (360,650)	$(1,025,596)	$ (676,297)	$(1,869,971)
Adjustments for:
Depreciation	3,040	3,647	6,080	7,105
Foreign exchange loss	82	444,963	439	256,145

	(357,528)	(576,986)	(669,778)	(1,606,721)

Changes in Non-cash working capital
(Increase) decrease in accounts receivable & prepaids	3,735	(57,961)	148,142	89,390
Decrease in accounts payable & accrued liabilities	(67,919)	(21,766)	(11,224)	(73,453)

Cash Flows from Operating Activities	(421,712)	(656,713)	(532,860)	(1,590,784)

Investing Activities
Purchase of capital assets	-	(2,667)	-	(2,667)

Cash Flows from Investing Activities	-	(2,667)	-	(2,667)

Foreign Exchange Loss on Cash held in Foreign Currency	(82)	(444,963)	(439)	(256,145)

Decrease in Cash & Cash Equivalents	(421,794)	(1,104,343)	(533,299)	(1,849,596)

Cash & Cash Equivalents at Beginning of Period	4,504,902	7,313,130	4,616,407	8,058,383

Cash & Cash Equivalents at End of Period	$ 4,083,108	$ 6,208,787	$4,083,108	$ 6,208,787

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended June 30, 2005 and June 30, 2004

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2004 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.

Project assessment expenditures for the 3 months ended June 30, 2005 consist of the following:

Legal, Administrative and Consulting	$ 10,371
Claim Fees	3,900
Project Option Fees	80,513
$ 94,784

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis

First Quarter Ended June 30, 2005

August 10, 2005

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  The Management Discussion and Analysis has been prepared as at August 10, 2005.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

During the quarter ended 30th June 2005 Argosy continued with its planned corporate and strategic changes, including the amalgamation of its Canadian subsidiaries and the deregistration of inactive subsidiaries in the British Virgin Islands, in order to reduce administration costs, while reviewing numerous proposals received for participation in minerals projects in Australia, Mexico, China and North America.

The highlight last quarter was the acquisition of the Lac Panache Project, a prospective nickel sulphide / platinum group metal project in Canada.  A review of past exploration activities was completed this Quarter and trenching of identified geophysical and geochemical anomalies has commenced.  Due diligence activities continued in Mexico where Argosy has been looking at potential gold properties.

Projects

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

Last Quarter Argosy announced the agreement over prospective tenements that host outcropping base metal sulphide - platinum group metal mineralisation – the Lac Panache Project, close to Sudbury, Ontario, Canada.

The project comprises the main Lac Panache project area, and the smaller Brazil Lake, Little Panache and Norwest areas.  Total area covered by claims is 32.2 km2.

Previous exploration in the Lac Panache area resulted in the discovery of sulphide-bearing gabbros, quartz-sulphide veins and massive sulphides with assays reaching up to 1.47% nickel, 6% copper, 1.1% cobalt, 8.0 g/t gold, 1.4g/t palladium and 0.9g/t platinum.

The Brazil Lake area is host to pyrrhotite-cobaltite mineralisation where previously reported grades of 9.16% cobalt and 3.56% nickel were recorded by the Ontario Geological Survey.  At Norwest anomalous polymetallic grades have been encountered (0.21% cobalt, 0.87% nickel and 1.89% copper).

This Quarter Argosy completed an initial review of exploration activities completed by previous explorers.  This included a consultant’s appraisal of past geophysical surveys.  Following this review Argosy has now commenced a trenching program that will target a series of geochemical anomalies as well as a geophysical anomaly which points to the likely presence of near-surface sulphide mineralisation.

GOLD CREEK – Gold, Nevada, USA

Argosy announced during the Quarter that it had elected not to proceed with the option over the St. Elmo and Rosebud group of claims.

PROJECT DUE DILIGENCE – Gold, Mexico

An Argosy appointed consultant completed a field inspection and sampling program on a gold - silver property near Mazatlan in Sinaloa State, Mexico.  The mesothermal-style mineralisation was found to be hosted in veins and irregular shaped pods within metasediments.  Although gold grades in outcrop grab samples reach a few ounces per tonne, mineralisation is narrow and discontinuous with little potential for substantial tonnages.  Argosy declined to advance this property review any further.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

With elections underway in Burundi in an atmosphere of relative calm, Argosy elected during the Quarter to lift the state of force majeure.

Contacts have been re-established with the Ministry of Mines and Energy in Bujumbura with a view to agreeing on a strategy to go forward.

INVESTIGATION OF NEW OPPORTUNITIES

During the Quarter Argosy reviewed a number of opportunities: a nickel - cobalt laterite in Western Australia, several gold properties in China and several gold - base metal properties in North America.  Argosy continues to evaluate several of these projects.

Corporate

The Annual General Meeting of the Corporation was held on May 26, 2005 where shareholder approval was received to discontinue the Corporation in the Yukon and continue in British Columbia.  The continuance to British Columbia was followed by the amalgamation of the Corporation with its wholly owned subsidiaries, Argosy Mining Corp and Calliope Metals (Holdings) Ltd.  Shareholder approval was also received for continuance of the Corporation to Australia at the Directors’ discretion.

Outlook

Existing Projects

Argosy expects to advance the recently acquired Lac Panache Project in Ontario, Canada and has commenced a trenching program that will target a series of geochemical anomalies as well as a geophysical anomaly with a view to identifying potential drill targets.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious metals as targets.  The Corporation is investigating suitable projects on a global basis and has been active in examining precious metal opportunities in the Pacific region.  In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Forward Looking Statements

This MD&A contains forward looking statements and information.  Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Overall Performance

June 30, 2005 and June 30, 2004

The Corporation incurred a loss of $360,650 for the quarter ended June 30, 2005 compared to a loss of $1,025,576 for the quarter ended June 30, 2004.  The decreased loss of $664,946 is mostly attributable to the decrease in project assessment of $142,586, the absence of arbitration costs of $53,351 and a foreign exchange gain of $3,801 in 2005 compared to a foreign exchange loss of $437,461 in 2004.  The arbitration between the Corporation and NN Invest Holdings SA was settled in November 2004.  Consequently no further costs associated with the arbitration are expected.  The foreign exchange losses were as a result of the Corporation holding substantial cash balances in Australian dollars during 2004 and the Australian dollar weakening against the Canadian dollar.  The Corporation converted its cash holdings to Canadian dollars in December 2004, consequently significant foreign exchange gains and losses are unlikely to be experienced in the near future.

Exploration expenditures decreased from 2004 due to the Corporation finishing its exploration program at the Albetros Diamond Project during 2004 and no significant exploration being conducted in 2005.  Project assessment expenditures are expected to increase during the remainder of the year as the Lac Panache project proceeds and the Corporation continues its evaluation of new projects.

Interest income of $23,180 for the quarter ended June 30, 2005, decreased from $78,566 for the quarter ended June 30, 2004 as a result of decreasing cash balances and lower interest rates paid on balances held in Canadian dollars.

During the quarter ended June 30, 2005 cash required for operating activities amounted to $421,712 compared to $656,713 for the quarter ended June 30, 2004.  The decrease in cash required for operations resulted mainly from decreased project assessment expenditures and travel and no arbitration expenses, offset by reduced interest income, while accounts payable decreased by approximately $68,000 in the 2005 quarter compared to a decline of approximately $22,000 in the 2004 quarter, and accounts receivable decreased by approximately $4,000 in 2005 compared to an increase of approximately $58,000 in 2004.

Results of Operations

Project Assessment March 1, 2005 through to June 30, 2005

Project assessment expenditures for the quarter ended June 30, 2005 decreased by approximately $143,000 compared to the quarter ended June 30, 2004.  This was due to the Corporation’s exploration program being completed at the Albetros project in 2004 and activities recently commencing at the La Panache project in Canada.

Second Quarter 2005 to First Quarter 2005

The Corporation incurred a loss of $360,650 for the quarter ended June 30, 2005 compared to a loss of $315,647 for the quarter ended March 31, 2005.  The increased loss of $45,003 is attributable mainly to increased project assessment, accounting and audit and shareholder communications, offset by reduced travel and accommodation, legal, insurance and management fees.  The changes in expenditures relate mainly to the restructuring of the Corporation’s corporate activities announced in April 2005, which has resulted in the amalgamation and deregistration of various subsidiaries which should reduce administrative costs in future.

During the quarter ended June 30, 2005 cash required for operating activities amounted to $412,712 compared to $110,965 for the quarter ended March 31, 2005, an increase of approximately $302,000.  The increase in cash required for operations resulted mainly from changes to non-cash working capital, which decreased by approximately $65,000 in the second quarter of 2005 compared to an increase of approximately $200,000 in non cash working capital in the first quarter of 2005.

Summary of Quarterly Results

Year	2005		2004				2003
3 months ended	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	$ (000’s)
Interest income	23	26	25	21	79	90	80	86
Other	-	-	-	-	-	-	114	-
Foreign exchange gain/(loss)	4	(1)	70	(86)	(438)	198	426	86
Total income	27	25	95	(65)	(359)	288	620	172
Administration expenditures	(293)	(313)	(404)	(822)	(404)	(890)	(416)	(360)
Project assessment, net of recoveries	(95)	(28)	11	(119)	(237)	(242)	(720)	(302)
Loss	(361)	(316)	(298)	(1,006)	(1,000)	(844)	(516)	(490)
Basic and diluted loss per common share in dollars/share	(.005)	(.003)	(.003)	(.010)	(.010)	(.009)	(.005)	(.005)
Weighted Average Number of Common Shares (000’s)				95,969

The fluctuation in income over the past eight quarters is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars until late December 2004 when it converted its cash holdings to Canadian dollars.  The majority of the Corporations cash balances are now held in Canadian dollars which has led to the minimal exchange gain/loss recognized in the quarters ended March 31, 2005 and June 30, 2005.

Project assessment expenditures increased in the quarter ended March 31, 2005 and increased further in the quarter ended June 30, 2005 as the Corporation commenced activities on the recently acquired Lac Panache Project in Canada and pursued new opportunities in Canada, Mexico and China, while expenditures declined over each quarter up to December 31, 2004 reflecting a recovery of expenditure in the quarter ended December 31, 2004 due to the Corporation completing its exploration program at the Albetros Project during the 2nd quarter and no substantial new exploration program being commenced.  The recovery in the December quarter reflects the lower level of assessment expenditures together with the reduction on the settlement of final amounts payable for activities conducted in prior periods.

The quarter ended September 30, 2004 includes arbitration expenditures of $557,860, a significant increase compared to previous quarters, resulting in a greater loss than in the most recent quarters.

During the quarter ended June 30, 2004 the loss increased significantly, mainly due to the foreign exchange loss of $437,461 incurred due to the declining value of the Australian dollar.

During the quarter ended March 31, 2004 administrative expenses increased significantly compared to previous quarters, mainly due to an increase in management fees.  The increase in management fees resulted from a payout of $441,814 on the termination of the management contract with Peninsular Services Pty Ltd.

Project assessment expenditures increased during 2003 as a result of the evaluation of the Albetros Project.

In the quarter ended December 31, 2003 the Corporation realized a gain on the disposal of marketable securities of $114,751 after having written down the value of those securities to fair market value by $100,203 in the quarter ended June 30, 2003, for a gain of $14,548 in the year.

Liquidity and Capital Resources

The Corporation's cash deposits at June 30, 2005 totaled $4,083,108 compared to$4,504,902 at March 31, 2005.  The Corporation continues to utilize its cash resources to fund the project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

In 2001, the Corporation received approximately $11,300,000 from NNIH for re-imbursement of a portion of expenditure incurred on the New Caledonia Nickel Project.  The Corporation has utilized these funds to conduct its operations from 2001 to date.  With cash balances of approximately $4.0 million and current planned expenditures of approximately $1.5 million, the Corporation has sufficient cash resources for the next 12 months.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

	2005	2006	2007	2008	Total

Property Payments – Nevada, Diamond Jim	$ 25,000	$ 25,000	-	-	$ 50,000 [1,2]
Property Payments – Lac Panache	$ 40,000	$ 80,000	$ 120,000	$ 60,000	$ 300,000 [3,4]
Property Expenditure Commitments – Lac Panache	$ 65,000	$ 130,000	$ 260,000	-	$ 455,000 [3]
$ 805,000

1.

This agreement may be terminated without penalty at the option of the Corporation.

2.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,500,000.

3.

The Corporation may withdraw from this agreement after completion of 1 year of exploration.

4.

$20,000 has already been paid.

Related Party Transactions

The Corporation paid $10,500 for management fees and $23,153 for personnel and office facilities to two companies, each controlled by a director of the Corporation.  Directors’ fees totaling $18,750 were paid to 3 directors of the Corporation.  Payments for management fees, staff and office costs and directors’ fees were $10,500, $23,153, and $18,750 respectively, for a total payment of $80,403 in the Quarter ended June 30, 2005, compared to $96,291 for the quarter ended March 31, 2004, comprised of management fees of $48,198, staff and office costs of $21,343 and directors’ fees of $26,750.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements, however, the following accounting policies require the application of management’s judgment:

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended June 30, 2005.

Financial Instruments and Other Instruments

The Corporation holds certain cash balances in Australian and US dollars, which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation had 95,969,105 shares outstanding at August 10, 2005.  In addition, the Corporation has 2,725,000 options outstanding and exercisable at A $0.35 per share.  These options expire on May 26, 2006.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	President and Chairman
Cecil R. Bond	Corporate Secretary and Director
Marcus N. Foster	CFO and Director
*John Nicholls	Non-executive Director
*John Maloney	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Certification of Interim Filings

I, Peter H. Lloyd, Director, Chief Executive Officer and President of Argosy Minerals Inc (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

August 10, 2005.

_______________________________

Peter H. Lloyd
Director, Chief Executive Officer &

President

Certification of Interim Filings

I, Marcus N. Foster, Director and Chief Financial Officer of Argosy Minerals Inc (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

August 10, 2005.

__________________________

Marcus N. Foster
Director & Chief Financial Officer